February 16, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Bo Howell, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 37 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Mr. Howell:

We previously filed a correspondence letter, dated February 10, 2012, responding to comments on the above-referenced Post-Effective Amendment (the “Amendment”).  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Liquid Alternative Fund.

One of your comments was to disclose the amount of the limited deferred sales charge on Class A shares in the fee table and indicate by footnote that such sales charge may be “None” under certain circumstances.  We had responded that the requested change had been made.  After further internal discussion, we would like to inform you that instead of making the requested change, the Registrant intends to continue to disclose the amount of the limited deferred sales charge as “None,” as it believes the disclosure in the footnote regarding the limited deferred sales charge is informative of the existence of such sales charge.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:                                 Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

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